82-3470

03 OCT 21 AM 7:21

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

03032801

17th October, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Wednesday, the 29th October, 2003, *inter alia*, to consider and approve the unaudited financial results (provisional) of the Company for the quarter and half year ended 30th September, 2003.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

10/27

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.